Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 19
to prospectus dated FeBRUARY 21, 2013

ZIM CORPORATION

This Prospectus Supplement No. 19 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 19 includes our attached Form 6-K for the month of February 2013 as filed with the Securities and Exchange Commission on February 21, 2013.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 19 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 19.

This Prospectus Supplement No. 19 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 19 is February 21, 2013.

1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Quarterly Business Review by Management for the

Quarter Ended December 31, 2012

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	8

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	14

Signatures		16

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2012	Three months ended December 31, 2011	Nine months ended December 31, 2012	Nine months ended December 31, 2011
	$	$	$	$
Revenue
Mobile	20,112	38,024	63,501	123,216
Software	57,130	136,535	157,982	427,939
Software maintenance and consulting	257,335	309,310	810,078	906,175
Total revenue	334,577	483,869	1,031,561	1,457,330

Operating expenses
Cost of revenue	19,106	46,717	79,889	127,051
Selling, general and administrative	214,390	230,714	825,579	844,173
Research and development	167,700	130,983	445,100	466,080
Impairment of intangible assets	2,522	4,887	7,510	11,730
Total operating expenses	403,718	413,301	1,358,078	1,449,034

Income (loss) from operations	(69,141)	70,568	(326,517)	8,296
Other income (expense):
Other income	-	-	(503)	(510)
Interest income, net	20,791	30,308	70,715	90,621
Total other income	20,791	30,308	70,212	90,111
Net income (loss) before income taxes	(48,350)	100,876	(256,305)	98,407
Income tax benefit	139,437	110,728	192,400	189,522
Net income (loss)	91,087	211,604	(63,905)	287,929

Basic and fully diluted income (loss) per share	0.001	0.002	(0.000)	0.002
Weighted average number of shares outstanding	135,460,867	125,460,867	131,954,018	125,460,867

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ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2011	Nine months ended December 31, 2012
	$	$
OPERATING ACTIVITIES
Net income (loss)	(63,905)	287,929
Items not involving cash:
Depreciation of property and equipment	8,956	11,299
Amortization of intangible assets	7,510	11,730
Stock-based compensation	—	25,370
Changes in operating working capital
Decrease (increase) in accounts receivable	28,846	(175,144)
Decrease (increase) in investment tax credits receivable	89,192	143,082
Decrease (increase) in prepaid expenses	29,819	25,081
Increase (decrease) in accounts payable	(6,307)	(10,263)
Increase (decrease) in accrued liabilities	8,420	(37,212)
Increase (decrease) in deferred revenue	46,011	(8,744)
Decrease in deferred rent	—	-
Cash flows provided by operating activities	224,589	273,128

INVESTING ACTIVITIES
Purchase of property and equipment	(3,744)	(10,169)
Purchase of an investment	—	(191,628)
Cash flows used in investing activities	(3,744)	(201,797)

FINANCING ACTIVITIES	—	-
Cash flows provided by financing activities	—	-

Effect of changes in exchange rates on cash	(176,645)	(199,119)

Increase (Decrease) in cash	34,478	(127,788)
Cash, beginning of period	1,762,171	1,770,990
Cash, end of period	1,796,649	1,643,202

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ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2012	2012
	(Unaudited)	(Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	1,796,649	1,762,171
Accounts receivable, net	162,450	191,296
Investment tax credits receivable	150,769	259,720
Other tax credits	60,358	40,724
Prepaid expenses	5,101	25,198
	2,175,327	2,279,109

Long term deposit	9,722	9,722
Investment	302,872	300,557
Intangible assets	27,640	35,031
Property and equipment, net	28,659	33,871
	2,544,220	2,658,290
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	17,483	23,790
Accrued liabilities	61,806	53,386
Deferred revenue	217,425	171,414
	296,714	248,890
Deferred rent	—	—

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2012 and March 31, 2012.	—	—
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2012 and March 31, 2012.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at December 31, 2012 and 125,460,867 as at March 31, 2012.	19,262,796	19,262,796
Additional paid-in capital	2,901,618	2,825,571
Accumulated deficit	(20,563,530)	(20,112,481)
Accumulated other comprehensive income	646,622	433,814
	2,247,506	2,409,700
	2,544,220	2,658,290

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2012 has been derived from our audited consolidated financial statements for the year ended March 31, 2012. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2012 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine month periods ended December 31, 2012 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On June 29th, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and nine month periods ended December 31, 2012 and 2011.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2012 was $334,577, a decrease from $483,869 for the quarter ended December 31, 2011. The decrease in revenue resulted from a decrease in mobile content revenue combined with the delay in revenue recognition of work in progress on consulting projects related to our migration software and services and a weakening of the Brazilian real.

Net income for the quarter was $91,087, as compared to a net income of $211,604, for the quarter ended December 31, 2011. On a year to date basis net loss was $63,905 as of December 31, 2012 as compared to net income of $287,929 for the same period in 2011. The decrease in net income, for the quarter and year to date, is a reflection of decreased sales, stable operating expenses and a decrease in value of the Brazilian real.

ZIM had cash and cash equivalents of $1,796,649 at December 31, 2012 as compared to cash and cash equivalents of $1,762,171 at March 31, 2012.

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BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.   SMS and the provision of mobile content directly to end users (which started with ZIM’s acquisition of AIS in 2007) will continue to provide a minimal amount of revenue within the mobile segment of operations. In fiscal 2013, ZIM continues to focus on the development and sale of enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2012 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2011

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2012 and 2011. The information for the three months and nine months ended December 31, 2012, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2012, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with United States GAAP and is stated in US dollars.

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REVENUES

	Three months ended December 31, 2012	As a %	Three months ended December 31, 2011	As a %
	$		$
Mobile content	5,594	2	14,226	3
Bulk SMS	14,518	4	23,798	5
	20,112	6	38,024	8

Software	57,131	17	136,535	28
Maintenance and consulting	257,335	77	309,310	64
	314,466	94	445,845	92

Total Revenue	334,578	100	483,869	100

	Nine months ended December 31, 2012	As a %	Nine months ended December 31, 2011	As a %
	$		$
Mobile content	19,783	2	47,454	3
Bulk SMS	43,718	4	75,762	5
	63,501	6	123,216	8

Software	157,982	15	427,939	30
Maintenance and consulting	810,078	79	906,175	62
	968,060	94	1,334,114	92

Total Revenue	1,031,561	100	1,457,330	100

Total revenues for the three months ended December 30, 2012 were $334,578 as compared to $483,869 for the three months ended December 30, 2011. Total revenues for the nine months ended December 30, 2012 were $1,031,561 as compared to $1,457,330 for the nine months ended December 30, 2011. These quarter over quarter and year to date decreases of $149,291 (31%) and $425,769 (29%), respectively, in revenues are mainly attributable to a decrease in enterprise software sales and mobile content revenue coupled with a decline in the value of the Brazilian Real.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content. Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones. Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $14,226 and $47,454 for the three and nine months ended December 31, 2011, this revenue stream has decreased to $5,594 and $19,783 for the three and nine months ended December 31, 2012, as a result of continued saturation of the market.

9

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended December 31, 2012 we experienced fewer customers using our routes and this resulted in decreased revenue from $23,798 to $14,518. We also experienced a year to date revenue decrease from $75,762, for the nine months ended December 31, 2011, to $43,718, for the nine months ended December 31, 2012. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Aggregators are able to negotiate varying price points based on the traffic they are able to guarantee to the mobile operators. Due to the larger size of our competitors, and our competitors’ ability to negotiate and offer better pricing terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not anticipate seeing any growth in our bulk messaging revenue during the remainder of fiscal 2013.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $445,845 to $314,466 for the quarters ended December 31, 2012 and 2011, respectively. On a year to date basis revenues have decreased from $1,334,114 for the first nine months of fiscal 2011 to $968,060 for the first nine months of fiscal 2012. The decrease in revenue comes from a decrease in the sales of new software licenses and delays associated with the completion of consulting projects. The revenue from the renewal of software maintenance contracts remained stable with the revenue decrease attributable to the weakening of the Brazilian real.

We intend to continue to allocate resources to the maintenance and development of our database products. We remain committed to serving our existing customers and growing our enterprise software business.

OPERATING EXPENSES

	Three months ended December 31, 2012	Three months ended December 31, 2011	Period to period change
	$	$	$

Cost of revenue	19,106	46,717	(27,611)
Selling, general and administrative	214,390	230,714	(16,324)
Research and development	167,700	130,983	36,717
Amortization of intangible assets	2,522	4,887	(2,365)
	403,718	413,301	(9,583)

	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Period to period change
	$	$	$

Cost of revenue	79,889	127,051	(47,162)
Selling, general and administrative	825,579	844,173	(18,594)
Research and development	445,100	466,080	(20,980)
Amortization of intangible assets	7,510	11,730	(4,220)
	1,358,078	1,449,034	(90,956)

10

COST OF REVENUE

	Three months ended December 31, 2012	Three months ended December 31, 2011
	$	$
Mobile
Revenue	20,112	38,024
Cost of revenue	2,890	(9,276)
Gross margin	23,002	28,748

Gross margin percentage	114%	76%

Software
Revenue	314,465	445,845
Cost of revenue	(21,996)	(37,441)
Gross margin	292,469	408,404

Gross margin percentage	93%	92%

	Nine months ended December 31, 2012	Nine months ended December 31, 2011

Mobile
Revenue	63,501	123,216
Cost of revenue	(9,754)	(36,485)
Gross margin	53,747	86,731

Gross margin percentage	85%	70%

Software
Revenue	968,060	1,334,114
Cost of revenue	(70,135)	(90,566)
Gross margin	897,925	1,243,548

Gross margin percentage	93%	93%

The gross margins in our software segment remain stable. At the same time, the margins in the mobile line of business have increased due to a one time reversal of $7,500 of accrued costs related to mobile content royalty fees. A United States court ruling stated that the royalty fees were not appropriate.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2012 and December 31, 2011 were $214,390 and $230,714, respectively. On a year to date basis, expenses have decreased from $844,173 for the first nine months of fiscal 2012 to $825,579 for the first nine months of fiscal 2013.

11

STOCK-BASED COMPENSATION

For the three months ended December 31, 2012 and December 31, 2011, we recognized compensation expense for employees and consultants of $NIL and $1,601, respectively. On a year-to-date basis stock-based compensation has increased from $$26,254 for the first nine months of fiscal 2012 to $103,352 for the first nine months of fiscal 2013. The Company does not have any non-vested awards.

On July 5, 2012, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The market value of the shares at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2012 and 2011 were $167,700 and $130,983, respectively. On a year-to-date basis, research and development expenses have decreased from $466,080 for the first nine months of fiscal 2012 to $445,100 for the first nine months of fiscal 2013. This continued level of research and development investment reflects our focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

We recorded net income of $91,087 and $211,604 during the three months ended December 31, 2012 and the three months ended December 31, 2011, respectively. On a year to date basis our net income has decreased from $287,929 for the first nine months of fiscal 2010 to a net loss of $63,905 for the first nine months of fiscal 2013. The decrease in net income, for the quarter and year to date, is a reflection of decreased sales, stable operating expenses and a decrease in value of the Brazilian Real.

At December 31, 2012, we had cash and cash equivalents of $1,796,649 and working capital of $1,878,613 as compared to cash and cash equivalents of $1,762,171 and working capital of $2,030,519 at March 31, 2011. This decrease in working capital principally reflects lower revenues, and a decline in the value of the Brazilian real.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2012	Nine months ended December 31, 2011
	$	$
Cash flows provided by operating activities	214,992	273,128
Cash flows used in investing activities	3,744	201,797
Cash flows provided by financing activities	-	-

At December 31, 2012, we had access to a working capital line from our principal banker for approximately $50,256 ($50,000 in Canadian Dollars), in addition to a cash and cash equivalent balance of $1,796,649. As at December 31, 2012, we do not have any amounts drawn on these facilities. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

12

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the that we have in executing our strategic plan as well as our ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, we may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

13

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,796,649 are comprised of $400,477 in cash and $1,396,172 in cash equivalents. The cash equivalents of $1,396,172 at December 30, 2012 (1,270,304 at March 31, 2012) are comprised of:

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,396,172 - No Maturity. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2012	March 31, 2012

Canadian dollars	179,765	145,454
US dollars	62,546	44,127
Brazilian reals	3,159,776	2,819,710
British pounds	1,768	10,567
Euros	5,545	5,076

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2012	March 31, 2012

Canadian dollars	28,636	27,074
US dollars	43,114	102,726
Brazilian reals	185,342	94,057
British pounds	20	438
Euros	-	6,432

Accounts payable include the following amounts payable in their source currency:

	December 31, 2012	March 31, 2012

Canadian dollars	15,853	19,629
US dollars	1,044	3,541
Brazilian reals	702	805
British pounds	100	100

14

Accrued liabilities include the following accruals in their source currency:

	December 31, 2012	March 31, 2012

Canadian dollars	41,307	26,457
US dollars	5,151	11,709
Brazilian reals	30,995	27,675

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2012	March 31, 2012

Canada	18%	14%
North America, excluding Canada	27%	54%
South America	55%	27%
Europe, excluding Great Britain	-	5%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

15

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 21, 2013	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 21, 2013	/s/ John Chapman John Chapman, Chief Financial Officer

16